Date: September 12, 2023	510Burrard St. 3rd Floor Vancouver, BC V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: POLYMET MINING CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	September 22, 2023
Record Date for Voting (if applicable) :	September 22, 2023
Beneficial Ownership Determination Date :	September 22, 2023
Meeting Date :	November 1, 2023
Meeting Location (if available) :	Hybrid
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	731916409	CA7319164090

Sincerely,

Computershare

Agent for POLYMET MINING CORP.